SharkNinja, Inc.

89 A Street

Needham, Massachusetts 02494

December 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Erin Donahue

Re:	SharkNinja, Inc.

Registration Statement on Form F-1

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (the “Registration Statement”), of SharkNinja, Inc. We respectfully request that the Registration Statement become effective as of 5:30 p.m., Eastern Time, on December 5, 2023, or as soon as practicable thereafter, or at such later time as our counsel, Skadden, Arps, Slate, Meagher & Flom LLP may request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by calling Ryan Dzierniejko at (212) 735-3712 or Howard Ellin at (212) 735-2438.

Thank you for your assistance in this matter.

Very truly yours,

SharkNinja, Inc.

By:	/s/ Mark Barrocas
	Name:	Mark Barrocas
	Title:	Chief Executive Officer

cc:	Larry Flynn, Interim Chief Financial Officer and Chief Accounting Officer, SharkNinja, Inc.
Pedro J. Lopez-Baldrich, Chief Legal Officer, SharkNinja, Inc.
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP